Parlay Cafe

NOTE: Projections shown here are forward-looking figures and cannot be guaranteed.

FRANCHISE ASSUMPTIONS	
Royalty on Gross Sales	6.0%
Franchise Fee	$35,000
Local Advertising (Up To)	5.0%
Corporate Marketing Fund	2.0%
Food Cost w/ Paper	13.3%

UNIT ASSUMPTIONS	1st Year	2nd Year	3rd Year	4th Year	5th Year
Franchisee Gross Sales	$300,000	$330,000	$363,000	$399,300	$439,230
Growth Rate		10.0%	10.0%	10.0%	10.0%

VARIABLE EXPENSES		
Variable Labor + Mgmt	12.0%	of Gross Sales
Payroll Tax & Benefits	10.0%	on Variable Labor
Credit Card Charges	2.75%	of Gross Sales
Local Advertising	5.0%	of Gross Sales
Corporate Advertising	2.0%	of Gross Sales

OPERATING EXPENSES		
Rent	$30,000	Annually
Utilities	$8,000	Annually
Licenses/Permits	$250	Annually
Operator / Manager	$35,000	Annually
Payroll Tax & Benefits	10.0%	on Operator
General Insurance	$4,000	Annually
Dues & Subscriptions	$1,200	Annually
Telephone & Internet	$1,800	Annually
Professional Fees	$2,500	Annually
Office Expenses	$600	Annually

Parlay Cafe Franchisee Investment

DESCRIPTION	LOW		HIGH
Real Estate/Rent	$2,250		$10,800
Utility	$500		$1,000
Leasehold Improvements	$25,000		$150,000
Market Introduction Program	$1,250		$2,500
Furniture, Fixtures, and Equipment	$75,000		$150,000
Computer Systems	$1,500		$3,000
Insurance	$1,000		$2,500
Signage	$10,000		$15,000
Office Expenses	$1,000		$2,000
Inventory	$5,000		$10,000
Licenses & Permits	$500		$1,500
Dues & Subscriptions	$1,200		$2,400
Professional Fees	$1,250		$2,500
Working Capital	**$25,000**		**$50,000**
TOTAL BEFORE FRANCHISE COSTS	**$150,450**		**$403,200**
AVERAGE		**$276,825**	
Training	$2,500	1-2 weeks	$6,000
Franchise Fee	$35,000		$35,000
	----------------		----------------
TOTAL WITH FRANCHISE COSTS	**$187,950**		**$444,200**
	=========		=========
AVERAGE		**$316,075**	

=========

NOTE: Projections shown here are forward-looking figures and cannot be guaranteed.

Parlay Cafe Unit Proforma

INVESTMENT SUMMARY	
Franchise Fee	$35,000
Initial Investment	$243,575
Working Capital	$37,500
Total Investment	$316,075

NOTE: Projections shown here are forward-looking figures and cannot be guaranteed.

REVENUE	Year 1	Year 2	Year 3	Year 4	Year 5
GROSS SALES	$300,000	$330,000	$363,000	$399,300	$439,230
Food Cost w/ Paper	$40,000	$44,000	$48,400	$53,240	$58,564
GROSS PROFIT	**$260,000**	**$286,000**	**$314,600**	**$346,060**	**$380,666**
VARIABLE EXPENSES					
Variable Labor + Mgmt	$36,000	$39,600	$43,560	$47,916	$52,708
Payroll Tax & Benefits	$3,600	$3,960	$4,356	$4,792	$5,271
Credit Card Charges	$8,250	$9,075	$9,983	$10,981	$12,079
Franchise Royalty	$18,000	$19,800	$21,780	$23,958	$26,354
Corporate Advertising	$6,000	$6,600	$7,260	$7,986	$8,785
Local Advertising	$15,000	$16,500	$18,150	$19,965	$21,962
	=======	=======	=======	=======	=======
TOTAL VARIABLE	**$86,850**	**$95,535**	**$105,089**	**$115,597**	**$127,157**
OPERATING MARGIN	$173,150	$190,465	$209,512	$230,463	$253,509

OPERATING EXPENSES	Year 1	Year 2	Year 3	Year 4	Year 5
Rent	$30,000	$30,000	$30,000	$30,000	$30,000
Utilities	$8,000	$8,240	$8,487	$8,742	$9,004
Licenses/Permits	$250	$258	$266	$274	$282
Operator / Manager	$35,000	$36,050	$37,132	$38,245	$39,393
Payroll Tax & Benefits	$3,500	$3,605	$3,713	$3,825	$3,939
General Insurance	$4,000	$4,120	$4,244	$4,371	$4,502
Dues & Subscriptions	$1,200	$1,236	$1,273	$1,311	$1,351
Telephone & Internet	$1,800	$1,854	$1,910	$1,967	$2,026
Professional Fees	$2,500	$2,575	$2,652	$2,732	$2,814
Office Expenses	$600	$618	$637	$656	$675
	=======	=======	=======	=======	=======
TOTAL OPERATING	**$86,850**	**$88,556**	**$90,313**	**$92,122**	**$93,986**
TOTAL EXPENSES	**$173,700**	**$184,091**	**$195,401**	**$207,720**	**$221,143**
EBITDA*	**$86,300**	**$101,909**	**$119,199**	**$138,340**	**$159,523**

*(Earnings Before Interest, Taxes, Depreciation & Amortization)

ANNUAL RETURN ON INVESTMENT	**27.3%**	**32.2%**	**37.7%**	**43.8%**	**50.5%**
TOTAL RETURN ON INVESTMENT	**27.3%**	**59.5%**	**97.3%**	**141.0%**	**191.5%**

Franchisor Training and Support Cost		
Description of Service	**Time**	**Cost**
Initial Training at Headquarters	14 days	$5,000
Onsite Training (Franchisee's Location)	7 days	$4,000
Sales Commission	1 Time	$8,750
Support Time Needed Until Franchisor is Profitable	3 Months	$2,000
Total		$19,750
Franchise Fee		$35,000
Free Cash Flow From Franchise Fee		**$15,250**

NOTE: Projections shown here are forward-looking figures and cannot be guaranteed.

Parlay Cafe Franchisor Assumptions

NOTE: Projections shown here are forward-looking figures and cannot be guaranteed.

ASSUMPTIONS			YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5		
Franchise marketing	$3,000	/First 10	$2,000	/Franchises tl	$500	Initial Brochure Printir		$50	per month
Monthly travel per unit open	$800	at opening	$200	$150	$125	$100	$100	per month	
Legal -- per sale			$50	per start-up					
Acct/Audit -- ongoing	$25	per unit open	$0.8	$1.7	$0.7	$0.7	$0.6	annual audit cost	
Acct/Audit -- per sale			$100	per start-up					
Incremental overhead allocated *	$75	/unit open -	$0.5	$0.4	$0.3	$0.2	$0.2	per month	

* Rent, utilities, phone, ongoing legal, etc.

FRANCHISOR STAFFING	SALARY		YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5		
Director of Franchising	$90,000		1	1	1	1	1		
Franchise Sales People	$12,000		1	1	1	1	1	$8,750	commission
Director of Marketing	$60,000		0	0	0.5	1	2		
Field Support	$45,000		0	1	2.5	5	7.5		
Director of Training	$50,000		0	1	2	2	3		
Accountant/Controller	$80,000		0	0	0	0	1		
Administrative Person	$35,000		0	0.5	1	1.5	2		
			=====	=====	=====	=====	=====		
Total Incremental Staff			**2**	**4.5**	**8**	**11.5**	**17.5**		
Benefits	15.0%								
Salaries Increase	3.0%	Annually							

WEIGHTED AVERAGES			YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5
Avg. Monthly Gross Sales			$25,000	$27,500	$30,250	$33,275	$36,603
Weighted Avg. Monthly Gross Sales			$25,000	$25,395	$26,052	$27,019	$28,021

DEVELOPMENT SUMMARY			YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5
Start-up Franchisees			9	26	36	52	52
Cumulative Franchises Sold			**9**	**35**	**71**	**123**	**175**
Franchised Units Open			3	16	34	43	54
Cumulative Franchises Open			**3**	**19**	**53**	**96**	**150**
Incremental Staff Added to Franchisor			2.0	4.5	8.0	11.5	17.5
Ratio of Franchises to Incremental Staff			**1.5**	**4.2**	**6.6**	**8.3**	**8.6**

Parlay Cafe Development Schedule

UNIT SALES AND OPENINGS		----------	-	-	-	------	Y E A R 1	-	-	-	---------		
Months		1	2	3	4	5	6	7	8	9	10	11	12
Cumulative Months		1	2	3	4	5	6	7	8	9	10	11	12
Start-up Franchises													
Individual Fs Sales		0	0	0	1	1	1	1	1	1	1	1	1
Unit Openings	6 mos lag	0	0	0	0	0	0	0	0	0	1	1	1
Total Fs Sold/Month		0	0	0	1	1	1	1	1	1	1	1	1
Franchises Open/Month		0	0	0	0	0	0	0	0	0	1	1	1
Cumulative Franchises Open		0	0	0	0	0	0	0	0	0	1	2	3
Fse System Revenue (000)		**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$25**	**$50**	**$75**

Parlay Cafe Development Schedule

UNIT SALES AND OPENINGS		---------- -	-	-	------	Y E A R 2		-	-	-	---------	---------	
Months		1	2	3	4	5	6	7	8	9	10	11	12
Cumulative Months		13	14	15	16	17	18	19	20	21	22	23	24
Start-up Franchises													
Individual Fs Sales		1	2	1	2	2	2	3	3	2	3	2	3
Unit Openings	6 mos lag	1	1	1	1	1	1	1	2	1	2	2	2
Total Fs Sold/Month		1	2	1	2	2	2	3	3	2	3	2	3
Franchises Open/Month		1	1	1	1	1	1	1	2	1	2	2	2
Cumulative Franchises Open		4	5	6	7	8	9	10	12	13	15	17	19
Fse System Revenue (000)		**$102**	**$127**	**$152**	**$178**	**$203**	**$229**	**$254**	**$305**	**$330**	**$381**	**$432**	**$483**

Parlay Cafe Development Schedule

UNIT SALES AND OPENINGS	---------	---------- -	-	-	------	Y E A R 3	-	-	-		---------	
Months	1	2	3	4	5	6	7	8	9	10	11	12
Cumulative Months	25	26	27	28	29	30	31	32	33	34	35	36
Start-up Franchises												
Individual Fs Sales	3	3	3	3	3	3	3	3	3	3	3	3
Unit Openings 6 mos lag	3	3	2	3	2	3	3	3	3	3	3	3
Total Fs Sold/Month	3	3	3	3	3	3	3	3	3	3	3	3
Franchises Open/Month	3	3	2	3	2	3	3	3	3	3	3	3
Cumulative Franchises Open	22	25	27	30	32	35	38	41	44	47	50	53
Fse System Revenue (000)	**$573**	**$651**	**$703**	**$782**	**$834**	**$912**	**$990**	**$1,068**	**$1,146**	**$1,224**	**$1,303**	**$1,381**

Parlay Cafe Development Schedule

UNIT SALES AND OPENINGS		---------	---------- -	-	-	------	Y E A R 4	-	-	-		---------
Months		1	2	3	4	5	6	7	8	9	10	11	12
Cumulative Months		37	38	39	40	41	42	43	44	45	46	47	48
Start-up Franchises													
Individual Fs Sales		4	4	4	4	4	5	4	5	4	5	4	5
Unit Openings	6 mos lag	3	3	3	3	3	3	4	4	4	4	4	5
Total Fs Sold/Month		4	4	4	4	4	5	4	5	4	5	4	5
Franchises Open/Month		3	3	3	3	3	3	4	4	4	4	4	5
Cumulative Franchises Open		56	59	62	65	68	71	75	79	83	87	91	96
Fse System Revenue (000)		**$1,513**	**$1,594**	**$1,675**	**$1,756**	**$1,837**	**$1,918**	**$2,026**	**$2,135**	**$2,243**	**$2,351**	**$2,459**	**$2,594**

Parlay Cafe Development Schedule

UNIT SALES AND OPENINGS		---------	---------- -	-	-	------	Y E A R 5	-	-	-	-------	
Months		1	2	3	4	5	6	7	8	9	10	11	12
Cumulative Months		49	50	51	52	53	54	55	56	57	58	59	60
Start-up Franchises													
Individual Fs Sales		5	4	5	4	5	4	4	4	4	4	4	5
Unit Openings	6 mos lag	4	5	4	5	4	5	5	4	5	4	5	4
Total Fs Sold/Month		5	4	5	4	5	4	4	4	4	4	4	5
Franchises Open/Month		4	5	4	5	4	5	5	4	5	4	5	4
Cumulative Franchises Open		100	105	109	114	118	123	128	132	137	141	146	150
Fse System Revenue (000)		**$2,802**	**$2,942**	**$3,054**	**$3,194**	**$3,307**	**$3,447**	**$3,587**	**$3,699**	**$3,839**	**$3,951**	**$4,091**	**$4,203**

Parlay Cafe Franchise System Proforma

YEARS		1	1	1	1	1	1	1	1	1	1	1	1
MONTHS		1	2	3	4	5	6	7	8	9	10	11	12
CUMULATIVE MONTHS		1	2	3	4	5	6	7	8	9	10	11	12
REVENUES (000)													
Franchise Fee		$0	$0	$0	$35	$35	$35	$35	$35	$35	$35	$35	$35
Royalties	6.0%	$0	$0	$0	$0	$0	$0	$0	$0	$0	$2	$3	$5
System advertising	2.0%	$0	$0	$0	$0	$0	$0	$0	$0	$0	$1	$1	$2
TOTAL REVENUE (000)		**$0**	**$0**	**$0**	**$35**	**$35**	**$35**	**$35**	**$35**	**$35**	**$37**	**$39**	**$41**
DIRECT EXPENSES (000)													
Director of Franchising		$8	$8	$8	$8	$8	$8	$8	$8	$8	$8	$8	$8
Franchise Sales People		$1	$1	$1	$10	$10	$10	$10	$10	$10	$10	$10	$10
Director of Marketing		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Field Support		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Director of Training		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Accountant/Controller		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Administrative Person		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Benefits	15.0%	$1	$1	$1	$1	$1	$1	$1	$1	$1	$1	$1	$1
Sys advertising (escrow)		$0	$0	$0	$0	$0	$0	$0	$0	$0	$1	$1	$2
SUB-TOTAL AMT		**$10**	**$10**	**$10**	**$18**	**$18**	**$18**	**$18**	**$18**	**$18**	**$19**	**$19**	**$20**
INDIRECT EXPENSES (000)													
Franchise consul. fees		$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Franchise marketing	10	$0.0	$3.0	$3.5	$3.0	$3.0	$3.0	$3.0	$3.0	$3.0	$3.0	$3.0	$6.0
Travel		$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$1.0	$1.2	$1.4
Legal		$0.0	$0.0	$0.0	$0.1	$0.1	$0.1	$0.1	$0.1	$0.1	$0.1	$0.2	$0.2
Accounting/audit		$0.0	$0.8	$0.0	$0.1	$0.1	$0.1	$0.1	$0.1	$0.1	$0.1	$0.2	$0.2
Other G & A		$0.5	$0.5	$0.5	$0.5	$0.5	$0.5	$0.5	$0.5	$0.5	$0.6	$0.7	$0.7
SUB-TOTAL AMT		**$1**	**$4**	**$4**	**$4**	**$4**	**$4**	**$4**	**$4**	**$4**	**$5**	**$5**	**$9**
TOTAL EXPENSES (000)		**$10**	**$14**	**$14**	**$22**	**$22**	**$22**	**$22**	**$22**	**$22**	**$24**	**$25**	**$28**
NET CASH FLOW (000)		($10)	($14)	($14)	$13	$13	$13	$13	$13	$13	$13	$14	$13
CUM CASH FLOW (000)	$0	($10)	($24)	($38)	($25)	($12)	$1	$14	$27	$40	$54	$68	$81

Parlay Cafe Franchise System Proforma

YEARS		2	2	2	2	2	2	2	2	2	2	2	2
MONTHS		1	2	3	4	5	6	7	8	9	10	11	12
CUMULATIVE MONTHS		13	14	15	16	17	18	19	20	21	22	23	24
REVENUES (000)													
Franchise Fee		$35	$70	$35	$70	$70	$70	$105	$105	$70	$105	$70	$105
Royalties	6.0%	$6	$8	$9	$11	$12	$14	$15	$18	$20	$23	$26	$29
System advertising	2.0%	$2	$3	$3	$4	$4	$5	$5	$6	$7	$8	$9	$10
TOTAL REVENUE (000)		**$43**	**$80**	**$47**	**$84**	**$86**	**$88**	**$125**	**$129**	**$96**	**$135**	**$105**	**$144**
DIRECT EXPENSES (000)													
Director of Franchising		$8	$8	$8	$8	$8	$8	$8	$8	$8	$8	$8	$8
Franchise Sales People		$10	$19	$10	$19	$19	$19	$27	$27	$19	$27	$19	$27
Director of Marketing		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Field Support		$4	$4	$4	$4	$4	$4	$4	$4	$4	$4	$4	$4
Director of Training		$4	$4	$4	$4	$4	$4	$4	$4	$4	$4	$4	$4
Accountant/Controller		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Administrative Person		$2	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2	$2
Benefits	15.0%	$3	$3	$3	$3	$3	$3	$3	$3	$3	$3	$3	$3
Sys advertising (escrow)		$2	$3	$3	$4	$4	$5	$5	$6	$7	$8	$9	$10
SUB-TOTAL AMT		**$32**	**$41**	**$33**	**$42**	**$43**	**$43**	**$52**	**$53**	**$45**	**$55**	**$47**	**$57**
INDIRECT EXPENSES (000)													
Franchise consul. fees		$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Franchise marketing	10	$3.1	$4.1	$4.1	$4.1	$6.1	$6.1	$4.1	$6.1	$4.1	$6.1	$6.1	$6.1
Travel		$1.4	$1.6	$1.7	$1.9	$2.0	$2.2	$2.3	$3.4	$2.8	$3.9	$4.2	$4.5
Legal		$0.3	$0.4	$0.4	$0.5	$0.5	$0.6	$0.7	$0.8	$0.8	$0.9	$1.0	$1.1
Accounting/audit		$0.2	$2.1	$0.3	$0.4	$0.4	$0.4	$0.6	$0.6	$0.5	$0.7	$0.6	$0.8
Other G & A		$0.7	$0.8	$0.9	$0.9	$1.0	$1.1	$1.2	$1.3	$1.4	$1.5	$1.7	$1.8
SUB-TOTAL AMT		**$6**	**$9**	**$7**	**$8**	**$10**	**$10**	**$9**	**$12**	**$9**	**$13**	**$13**	**$14**
TOTAL EXPENSES (000)		**$37**	**$50**	**$40**	**$50**	**$53**	**$53**	**$61**	**$65**	**$55**	**$68**	**$61**	**$71**
NET CASH FLOW (000)		$6	$30	$7	$34	$34	$35	$64	$64	$42	$68	$44	$72
CUM CASH FLOW (000)	$0	$86	$117	$124	$158	$192	$227	$291	$355	$397	$465	$509	$581

Parlay Cafe Franchise System Proforma

YEARS		3	3	3	3	3	3	3	3	3	3	3	3
MONTHS		1	2	3	4	5	6	7	8	9	10	11	12
CUMULATIVE MONTHS		25	26	27	28	29	30	31	32	33	34	35	36
REVENUES (000)													
Franchise Fee		$105	$105	$105	$105	$105	$105	$105	$105	$105	$105	$105	$105
Royalties	6.0%	$34	$39	$42	$47	$50	$55	$59	$64	$69	$73	$78	$83
System advertising	2.0%	$11	$13	$14	$16	$17	$18	$20	$21	$23	$24	$26	$28
TOTAL REVENUE (000)		**$151**	**$157**	**$161**	**$168**	**$172**	**$178**	**$184**	**$190**	**$197**	**$203**	**$209**	**$215**
DIRECT EXPENSES (000)													
Director of Franchising		$8	$8	$8	$8	$8	$8	$8	$8	$8	$8	$8	$8
Franchise Sales People		$27	$27	$27	$27	$27	$27	$27	$27	$27	$27	$27	$27
Director of Marketing		$3	$3	$3	$3	$3	$3	$3	$3	$3	$3	$3	$3
Field Support		$10	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10
Director of Training		$9	$9	$9	$9	$9	$9	$9	$9	$9	$9	$9	$9
Accountant/Controller		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Administrative Person		$3	$3	$3	$3	$3	$3	$3	$3	$3	$3	$3	$3
Benefits	15.0%	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5
Sys advertising (escrow)		$11	$13	$14	$16	$17	$18	$20	$21	$23	$24	$26	$28
SUB-TOTAL AMT		**$76**	**$78**	**$79**	**$80**	**$81**	**$83**	**$84**	**$86**	**$88**	**$89**	**$91**	**$92**
INDIRECT EXPENSES (000)													
Franchise consul. fees		$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Franchise marketing	10	$6.1	$6.1	$6.1	$6.1	$6.1	$6.1	$6.1	$6.1	$6.1	$6.1	$8.1	$8.1
Travel		$5.2	$5.5	$5.0	$6.2	$5.6	$6.8	$7.2	$7.5	$7.9	$8.3	$8.7	$9.0
Legal		$1.3	$1.4	$1.5	$1.7	$1.8	$1.9	$2.1	$2.2	$2.4	$2.5	$2.7	$2.8
Accounting/audit		$0.9	$1.6	$1.0	$1.1	$1.1	$1.2	$1.3	$1.3	$1.4	$1.5	$1.6	$1.6
Other G & A		$2.0	$2.2	$2.3	$2.6	$2.7	$2.9	$3.2	$3.4	$3.6	$3.8	$4.1	$4.3
SUB-TOTAL AMT		**$15**	**$17**	**$16**	**$17**	**$17**	**$19**	**$20**	**$20**	**$21**	**$22**	**$25**	**$26**
TOTAL EXPENSES (000)		**$91**	**$94**	**$95**	**$98**	**$99**	**$102**	**$104**	**$107**	**$109**	**$111**	**$116**	**$118**
NET CASH FLOW (000)		$59	$63	$67	$70	$73	$76	$80	$84	$88	$92	$94	$97
CUM CASH FLOW (000)	$0	$641	$703	$770	$840	$913	$989	$1,069	$1,153	$1,241	$1,332	$1,426	$1,523

Parlay Cafe Franchise System Proforma

YEARS		4	4	4	4	4	4	4	4	4	4	4	4
MONTHS		1	2	3	4	5	6	7	8	9	10	11	12
CUMULATIVE MONTHS		37	38	39	40	41	42	43	44	45	46	47	48
REVENUES (000)													
Franchise Fee		$140	$140	$140	$140	$140	$175	$140	$175	$140	$175	$140	$175
Royalties	6.0%	$91	$96	$101	$105	$110	$115	$122	$128	$135	$141	$148	$156
System advertising	2.0%	$30	$32	$34	$35	$37	$38	$41	$43	$45	$47	$49	$52
TOTAL REVENUE (000)		**$261**	**$268**	**$274**	**$280**	**$287**	**$328**	**$302**	**$346**	**$319**	**$363**	**$337**	**$383**
DIRECT EXPENSES (000)													
Director of Franchising		$8	$8	$8	$8	$8	$8	$8	$8	$8	$8	$8	$8
Franchise Sales People		$36	$36	$36	$36	$36	$45	$36	$45	$36	$45	$36	$45
Director of Marketing		$5	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5
Field Support		$20	$20	$20	$20	$20	$20	$20	$20	$20	$20	$20	$20
Director of Training		$9	$9	$9	$9	$9	$9	$9	$9	$9	$9	$9	$9
Accountant/Controller		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Administrative Person		$5	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5
Benefits	15.0%	$7	$7	$7	$7	$7	$7	$7	$7	$7	$7	$7	$7
Sys advertising (escrow)		$30	$32	$34	$35	$37	$38	$41	$43	$45	$47	$49	$52
SUB-TOTAL AMT		**$122**	**$123**	**$125**	**$126**	**$128**	**$138**	**$132**	**$143**	**$136**	**$147**	**$141**	**$152**
INDIRECT EXPENSES (000)													
Franchise consul. fees		$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Franchise marketing	10	$8.1	$8.1	$8.1	$10.1	$8.1	$10.1	$8.1	$10.1	$8.1	$10.1	$10.1	$8.1
Travel		$8.0	$8.3	$8.6	$8.9	$9.2	$9.5	$10.7	$11.1	$11.5	$11.9	$12.3	$13.6
Legal		$3.0	$3.2	$3.3	$3.5	$3.6	$3.8	$4.0	$4.2	$4.4	$4.6	$4.8	$5.1
Accounting/audit		$1.8	$2.6	$2.0	$2.0	$2.1	$2.3	$2.3	$2.5	$2.5	$2.7	$2.7	$2.9
Other G & A		$4.4	$4.6	$4.9	$5.1	$5.3	$5.5	$5.8	$6.1	$6.4	$6.7	$7.0	$7.4
SUB-TOTAL AMT		**$25**	**$27**	**$27**	**$30**	**$28**	**$31**	**$31**	**$34**	**$33**	**$36**	**$37**	**$37**
TOTAL EXPENSES (000)		**$147**	**$150**	**$152**	**$156**	**$156**	**$170**	**$163**	**$177**	**$169**	**$183**	**$177**	**$189**
NET CASH FLOW (000)		$114	$118	$122	$125	$131	$159	$139	$169	$150	$180	$159	$194
CUM CASH FLOW (000)	$0	$1,638	$1,755	$1,878	$2,002	$2,133	$2,292	$2,431	$2,600	$2,751	$2,931	$3,090	$3,284

Parlay Cafe Franchise System Proforma

YEARS		5	5	5	5	5	5	5	5	5	5	5	5
MONTHS		1	2	3	4	5	6	7	8	9	10	11	12
CUMULATIVE MONTHS		49	50	51	52	53	54	55	56	57	58	59	60
REVENUES (000)													
Franchise Fee		$175	$140	$175	$140	$175	$140	$140	$140	$140	$140	$140	$175
Royalties	6.0%	$168	$177	$183	$192	$198	$207	$215	$222	$230	$237	$245	$252
System advertising	2.0%	$56	$59	$61	$64	$66	$69	$72	$74	$77	$79	$82	$84
TOTAL REVENUE (000)		**$399**	**$375**	**$419**	**$396**	**$440**	**$416**	**$427**	**$436**	**$447**	**$456**	**$467**	**$511**
DIRECT EXPENSES (000)													
Director of Franchising		$8	$8	$8	$8	$8	$8	$8	$8	$8	$8	$8	$8
Franchise Sales People		$45	$36	$45	$36	$45	$36	$36	$36	$36	$36	$36	$45
Director of Marketing		$11	$11	$11	$11	$11	$11	$11	$11	$11	$11	$11	$11
Field Support		$32	$32	$32	$32	$32	$32	$32	$32	$32	$32	$32	$32
Director of Training		$14	$14	$14	$14	$14	$14	$14	$14	$14	$14	$14	$14
Accountant/Controller		$8	$8	$8	$8	$8	$8	$8	$8	$8	$8	$8	$8
Administrative Person		$7	$7	$7	$7	$7	$7	$7	$7	$7	$7	$7	$7
Benefits	15.0%	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12	$12
Sys advertising (escrow)		$56	$59	$61	$64	$66	$69	$72	$74	$77	$79	$82	$84
SUB-TOTAL AMT		**$192**	**$186**	**$197**	**$191**	**$202**	**$196**	**$199**	**$202**	**$204**	**$207**	**$209**	**$220**
INDIRECT EXPENSES (000)													
Franchise consul. fees		$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Franchise marketing	10	$10.1	$8.1	$10.1	$8.1	$8.1	$8.1	$8.1	$8.1	$8.1	$10.1	$0.1	$0.1
Travel		$13.2	$14.5	$14.1	$15.4	$15.0	$16.3	$16.8	$16.4	$17.7	$17.3	$18.6	$18.2
Legal		$5.3	$5.5	$5.7	$5.9	$6.2	$6.4	$6.6	$6.8	$7.1	$7.3	$7.5	$7.8
Accounting/audit		$3.0	$3.6	$3.2	$3.3	$3.5	$3.5	$3.6	$3.7	$3.8	$3.9	$4.1	$4.3
Other G & A		$7.7	$8.1	$8.4	$8.8	$9.1	$9.4	$9.8	$10.1	$10.5	$10.8	$11.2	$11.5
SUB-TOTAL AMT		**$39**	**$40**	**$41**	**$41**	**$42**	**$44**	**$45**	**$45**	**$47**	**$49**	**$41**	**$42**
TOTAL EXPENSES (000)		**$232**	**$226**	**$239**	**$233**	**$244**	**$240**	**$244**	**$247**	**$251**	**$256**	**$251**	**$262**
NET CASH FLOW (000)		$168	$149	$181	$163	$195	$176	$183	$189	$196	$200	$217	$249
CUM CASH FLOW (000)	$0	$3,451	$3,600	$3,781	$3,944	$4,139	$4,315	$4,498	$4,687	$4,883	$5,083	$5,299	$5,549

Parlay Cafe Franchise System Proforma

YEARS		1st Year	2nd Year	3rd Year	4th Year	5th Year
MONTHS		1-12	1-12	1-12	1-12	1-12
CUMULATIVE MONTHS		1-12	13-24	25-36	37-48	49-60
REVENUES (000)						
Franchise Fee		$315.0	$910.0	$1,260.0	$1,820.0	$1,820.0
Royalties	6.0%	$9.0	$190.5	$694.0	$1,446.1	$2,527.0
System advertising	2.0%	$3.0	$63.5	$231.3	$482.0	$842.3
TOTAL REVENUE (000)		**$327.0**	**$1,163.9**	**$2,185.4**	**$3,748.1**	**$5,189.3**
DIRECT EXPENSES (000)						
Director of Franchising		$90.0	$92.7	$95.5	$98.3	$101.3
Franchise Sales People		$90.8	$239.9	$327.7	$468.1	$468.5
Director of Marketing		$0.0	$0.0	$31.8	$65.6	$135.1
Field Support		$0.0	$46.4	$119.4	$245.9	$379.9
Director of Training		$0.0	$51.5	$106.1	$109.3	$168.8
Accountant/Controller		$0.0	$0.0	$0.0	$0.0	$90.0
Administrative Person		$0.0	$18.0	$37.1	$57.4	$78.8
Benefits	15.0%	$13.5	$31.3	$58.5	$86.5	$143.1
Sys advertising (escrow)		$3.0	$63.5	$231.3	$482.0	$842.3
		-	-	-	-	-
SUB-TOTAL AMT		**$197.3**	**$543.2**	**$1,007.4**	**$1,613.0**	**$2,407.8**
INDIRECT EXPENSES (000)						
Franchise consul. fees		$0.0	$0.0	$0.0	$0.0	$0.0
Franchise marketing	10	$36.5	$59.6	$76.6	$106.6	$86.6
Travel		$3.6	$31.6	$82.7	$123.6	$193.5
Legal		$0.8	$7.6	$24.0	$47.2	$77.8
Accounting/audit		$1.8	$7.5	$15.4	$28.2	$43.4
Other G & A		$6.5	$14.2	$36.9	$69.3	$115.1
		-	-	-	-	-
SUB-TOTAL AMT		**$49.10**	**$120.35**	**$235.60**	**$374.90**	**$516.35**
TOTAL EXPENSES (000)		**$246.4**	**$663.6**	**$1,243.0**	**$1,987.9**	**$2,924.1**
NET CASH FLOW (000)		$80.7	$500.4	$942.3	$1,760.2	**$2,265.2**
		=	=	=	=	=
CUM CASH FLOW (000)	$0	$80.7	$581.0	$1,523.4	$3,283.5	**$5,548.7**
		=	=	=	=	=


Franchises Sold Per Year
60
50
40
30
20
10
0
Of Franchises Sold
1
2
3
4
5
Year

NOTE: Projections shown here are forward-looking figures and cannot be guaranteed.

Company	Inv. Low (00	Inv. Hi (000)	Franchise F	Royalty	# of Units	Year Est.
Bad Ass Coffee	$227	$326	$35,000	6.00%	37	1991
Biggby Coffee	$186	$369	$20,000	6.00%	237	1994
Caffebene	$414	$899	$35,000	6.90%	1433	2008
Cocoa Grinder	$178	$265	$20,000	6.00%	6	2013
Coffee Beanery	$185	$466	$15,000	4.00%	60	1976
DRNK	$253	$693	$40,000	6.00%	14	2013
Duck Donuts	$348	$568	$30,000	5.00%	69	2006
Dunkin' Donuts	$228	$1,717	$40,000	5.90%	12878	1950
Dunn Brothers Coffee	$406	$608	$37,500	5.00%	79	1987
Gloria Jean's	$173	$473	$15,000	6.00%	854	1979
Human Bean	$211	$688	$30,000	n/a	79	1998
It's A Grind	$173	$473	$15,000	6.00%	25	1995
Maui Wowi	$76	$569	$42,500	n/a	144	1982
Scooter's Coffee & Yogurt	$331	$648	$20,000	6.00%	207	1998
Averages	**$242**	**$626**	**$28,214**	**5.73%**	**1152**	**1992**

NOTE: Projections shown here are forward-looking figures and cannot be guaranteed.